# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WaterBridge Infrastructure LLC, CIK 0002064947
CUSIP: 940923105
Title of class of securities: Class A shares representing limited liability company interests
Address of issuer's principal executive offices: 5555 SAN FELIPE STREET, SUITE 1200, Houston, Texas (TX), 77056
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002086974

## Reporting persons
- Devon WB Holdco L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 16,002,051; sole dispositive power 0; shared dispositive power 16,002,051; aggregate amount beneficially owned 16,002,051 (22.4% of the class)
  Comment: The percent of class set forth in Row 11 reflects the percentage of all outstanding Class A shares representing limited liability company interests ("Class A Shares") as calculated pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). On a fully diluted basis, assuming the redemption of all 68,003,091 outstanding limited liability company interests in WBI Operating LLC ("OpCo Units") into Class A Shares, the Reporting Person's beneficial ownership percentage is 13.0%.
- WPX Energy Permian, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 16,002,051; sole dispositive power 0; shared dispositive power 16,002,051; aggregate amount beneficially owned 16,002,051 (22.4% of the class)
  Comment: The percent of class set forth in Row 11 reflects the percentage of all outstanding Class A Shares as calculated pursuant to Rule 13d-3 under the Exchange Act. On a fully diluted basis, assuming the redemption of all 68,003,091 outstanding OpCo Units into Class A Shares, the Reporting Person's beneficial ownership percentage is 13.0%.
- WPX Energy, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 16,002,051; sole dispositive power 0; shared dispositive power 16,002,051; aggregate amount beneficially owned 16,002,051 (22.4% of the class)
  Comment: The percent of class set forth in Row 11 reflects the percentage of all outstanding Class A Shares as calculated pursuant to Rule 13d-3 under the Exchange Act. On a fully diluted basis, assuming the redemption of all 68,003,091 outstanding OpCo Units into Class A Shares, the Reporting Person's beneficial ownership percentage is 13.0%.
- Devon Energy Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 16,002,051; sole dispositive power 0; shared dispositive power 16,002,051; aggregate amount beneficially owned 16,002,051 (22.4% of the class)
  Comment: The percent of class set forth in Row 11 reflects the percentage of all outstanding Class A Shares as calculated pursuant to Rule 13d-3 under the Exchange Act. On a fully diluted basis, assuming the redemption of all 68,003,091 outstanding OpCo Units into Class A Shares, the Reporting Person's beneficial ownership percentage is 13.0%

## Item 1. Issuer
Name of issuer: WaterBridge Infrastructure LLC
Address of issuer's principal executive offices: 5555 San Felipe Street, Suite 1200, Houston, Texas 77056

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is filed by the following entities (each a "Reporting Person" and collectively the "Reporting Persons"):
(i) Devon WB Holdco L.L.C., a Delaware limited liability company ("Devon Holdco"), which directly holds the securities reported herein;
(ii) WPX Energy Permian, LLC, a Delaware limited liability company ("WPX Permian"), which owns 100% of the limited liability company interests of Devon Holdco;
(iii) WPX Energy, Inc., a Delaware corporation ("WPX"), which owns 100% of the limited liability company interests of WPX Permian; and
(iv) Devon Energy Corporation, a Delaware corporation ("Devon"), which owns 100% of the outstanding common stock of WPX.
Address of principal business office or, if none, residence: The principal business address of the Reporting Persons is 840 Gessner Road, Suite 1400, Houston, Texas 77024.
Citizenship: See responses to Row 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to Row 9 on each cover page.

Devon Holdco directly holds 16,002,051 Class B shares of the Issuer representing limited liability company interests ("Class B Shares") and 16,002,051 units representing limited liability company interests in WBI Operating LLC, a Delaware limited liability company ("OpCo" and such units, "OpCo Units"). Each of WPX Permian, WPX and Devon may be deemed to beneficially own the securities held by Devon Holdco.

Each Class B Share has no economic rights but entitles its holder to one vote on all matters to be voted on by the shareholders of the Issuer generally. At the request of a holder, each OpCo Unit may be redeemed (along with the cancellation of a corresponding Class B Share) for, subject to certain restrictions in the OpCo limited liability company agreement (the "OpCo LLCA"), newly issued Class A Shares on a one-for-one basis or for a cash payment to be determined pursuant to the OpCo LLCA for each OpCo Unit redeemed.
Percent of class:
See responses to Row 11 on each cover page.

The percent of class set forth in Row 11 on each cover page is calculated pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, based on 55,453,118 Class A Shares outstanding as of August 5, 2026, as reported by the Issuer in the Quarterly Report on Form 10-Q filed on August 6, 2026, plus 16,002,051 Class A Shares issuable upon the redemption of the same number of OpCo Units held by Devon Holdco.

On a fully diluted basis, assuming the redemption of all 68,003,091 outstanding OpCo Units into Class A Shares, the Reporting Persons' respective beneficial ownership percentage is 13.0%.
Sole power to vote or to direct the vote: See responses to Row 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Row 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Row 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Row 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Devon WB Holdco L.L.C.: /s/ Gregory F. Conaway, Gregory F. Conaway, Vice President and Chief Accounting Officer (08/13/2026)
- WPX Energy Permian, LLC: /s/ Gregory F. Conaway, Gregory F. Conaway, Vice President and Chief Accounting Officer (08/13/2026)
- WPX Energy, Inc.: /s/ Gregory F. Conaway, Gregory F. Conaway, Vice President and Chief Accounting Officer (08/13/2026)
- Devon Energy Corporation: /s/ Gregory F. Conaway, Gregory F. Conaway, Vice President and Chief Accounting Officer (08/13/2026)